Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
October 8, 2025
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Principal Funds, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-288242)
Ladies and Gentlemen:
On October 7, 2025, Principal Funds, Inc. (the "Fund") transmitted for filing with the Securities and Exchange Commission pursuant to Rule 462(d) under the Securities Act of 1933 (the “Act”) Post-Effective Amendment No. 1 to the Fund’s above-referenced registration statement on Form N-14 under the Act (File No. 333-288242) (the “Registration Statement”). Post-Effective Amendment No. 1 was inadvertently filed under File No. 033-59474 (Accession No. 0000898745-25-000599).
On the same date, the Fund resubmitted said Post-Effective Amendment No. 1 to the Registration Statement under the correct File No. 333-288242 (Accession No. 0000898745-25-000601).
If you have questions or comments, please call me at 515-235-9328.
Sincerely,
/s/ Adam U. Shaikh
Adam U. Shaikh
Vice President, Assistant General Counsel, and Assistant Secretary
Principal Funds, Inc.